

Mail Stop 3561

June 29, 2017

Joseph Jackson
Chief Executive Officer
WageWorks, Inc.
1100 Park Place
San Mateo, California 94403

  Re: WageWorks, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed February 23, 2017
    Definitive Proxy Statement on Schedule 14A
    Filed March 17, 2017
    File No. 001-35232

Dear Mr. Jackson:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Mara L. Ransom

        Mara L. Ransom
        Assistant Director
        Office of Consumer Products